UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21591	                                  November 8, 2010

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO     X       MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

American Century Asset Allocation Portfolios, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

4500 Main Street, Kansas City, Missouri, 64111




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that American
Century Asset Allocation Portfolios, Inc. (the "Corporation"),
comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015
Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio,
LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG
2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050
Portfolio, One Choice Portfolio: Very Conservative, One Choice
Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice
Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive
(each a "Portfolio" and collectively, the "Portfolios"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February
26, 2010.  Management is responsible for the Corporation's
compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the
Corporation's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States), and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26, 2010, and with respect to agreement of security purchases and sales, for the period from July 31, 2009 (the date of our last examination)
through February 26, 2010:
-	Confirmation of all securities held with American Century Services,
LLC (an affiliated entity),the transfer agent of the underlying mutual funds held by each of the Portfolios.
-	Reconciliation of all such securities to the books and records maintained by JP Morgan Chase Bank, N.A. for each of the Portfolios and the books and records of American Century Services, LLC.
-	Agreement of 15 security purchases and 15 security sales since
August 1, 2009 (the date of our last examination), from the books and records maintained by JP Morgan Chase Bank, N.A. of the corresponding Portfolios to the books and records of American
Century Services, LLC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation's compliance with specified requirements.
In our opinion, management's assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of February 26, 2010 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of American Century Asset
Allocation Portfolios, Inc. and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.
s\ DELOITTE & TOUCHE LLP
Kansas City, Missouri
November 8, 2010






Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940
We, as members of management of American Century Asset Allocation Portfolios, Inc. (the "Corporation") comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio:
Very Conservative, One Choice Portfolio: Conservative, One Choice
Portfolio: Moderate, One Choice Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 26, 2010, and from August 1, 2009 through February 26, 2010.
Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010 and from August 1, 2009 through February 26, 2010, with respect to securities reflected in the investment accounts of each of the Portfolios.

American Century Asset Allocation Portfolios, Inc.

By:

__s/Jonathan S.
Thomas______________________
Jonathan S. Thomas
President
American Century Asset Allocation
Portfolios, Inc.



__s/Robert J.
Leach___________________________
Robert J. Leach
Vice President, Treasurer and Chief
Financial Officer
American Century Asset Allocation
Portfolios, Inc.